82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04010386

FOSTER'S
GROUP

Inspiring Global Enjoyment

Copy of Announcement released to the Australian Stock Exchange.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 8 2004
WASH, D.C. 153

SUPPL

Fosters Brewing

With Compliments

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 19-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	35,320,349	738,000
4	Total consideration paid or payable for the shares	$158,661,632	$3,219,912

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.37 lowest price paid: $4.36 highest price allowed under rule 7.33: $4.58

JLW 3/9

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	1,628,234

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 20-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	36,058,349	937,133
4	Total consideration paid or payable for the shares	$161,881,544	$4,077,232

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.36 lowest price paid: $4.34 highest price allowed under rule 7.33: $4.58

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	691,101

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==